Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements, and the notes thereto, and the information presented under “Presentation of Financial and Other Information” included in our annual report on Form 20-F for the fiscal year ended December 31, 2024, and our unaudited interim condensed consolidated financial statements, included in Exhibit 99.1 of our report on Form 6-K /A which was furnished to the U.S. Securities and Exchange Commission (“SEC”) on October 28, 2025.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and in our annual report on Form 20-F for the fiscal year ended December 31, 2024, particularly under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

Our mission is to lead the transformation of healthcare throughout SSLA by expanding access to millions of Latin Americans and delivering high-quality, value-based, high-complexity, and affordable care, providing lifelong engagement for our population through both digital and physical channels.

We operate hospitals and clinics in Mexico, Peru and Colombia and provide prepaid healthcare plans in Peru and Mexico. Our focus lies in providing access to healthcare, prioritizing prevention and concentrating on some of the high-complexity diseases that contribute the most to healthcare expenditures, such as oncology, traumatology and orthopedics, cardiology and neurological procedures. Our model offers an accessible and integrated healthcare experience to a broad segment of the population in the markets we serve. We offer an end-to-end healthcare ecosystem that provides our members and patients with access to lifelong healthcare and various healthcare plan options, which empowers them to be in control of their own health journey, while offering them exceptional patient experiences and medical resolutions in their disease care. Our care delivery approach reflects our human-centered and patient-obsessed lens.

Our unique operating model is what we call the “Auna Way.” The Auna Way is our approach to effectively managing our businesses and operations; and creating high value for patients, families and our staff. It is our corporate DNA, our organization’s spirit and our deeper meaning; the one we revert to for clarity of action.

Our mission is underpinned by the Auna Way’s key pillars:

(i)	We are committed to amplifying access to a lifelong ecosystem of health and well-being, prioritizing prevention through our healthcare plans by offering 39 plans focused on prevention and covering preventative services in the majority of the plans we offer and focusing on the few diseases that are the biggest part of healthcare expenditures. We provide our users with lifelong care for families, which we believe makes us many patients’ preferred healthcare partner. We want to lead the improvement of access to healthcare by bringing affordability and immediacy to a large portion of the populations we serve.

(ii)	Our patient-centric approach prioritizes the person, the patient and family, and we strive to deliver Auna to their service. We ease patient engagement and support life journeys through health and disease, from prevention to early detection, to early treatment, to disease management and recovery.

(iii)	We aim to provide medical services through evidence-based medicine, with patient well-being as the ultimate benchmark of quality and success. We are laser-focused on high-complexity care and are establishing regional Centers of Excellence in strategic high-complexity diseases. High-complexity care relates to highly specialized medical care, including specialized equipment and expertise, usually provided over an extended period of time, that involves advanced and complex diagnostics, procedures and treatments performed by medical specialists in state-of-the-art facilities. We have established Auna as a leading provider of cancer management in Mexico, Peru and Colombia and seek to equal these capabilities in cardiology, neurology and emergency trauma. Although we are subject to limitations from the dearth of state-of-the-art medical equipment and devices in certain fields, our aim is to continue scaling, outperforming and deploying end-to-end solutions and attend to the robust market demand for superior healthcare solutions in the markets where we operate.

(iv)	We aim to standardize and scale first-in-class medical protocols for increased predictability and better outcomes, to establish care ecosystems through our horizontal integration and to increase population health-based offerings and unlock access to health, through our vertical integration. We leverage technology to enhance our traditional healthcare platform, delivering an innovative healthcare experience that includes an online platform through which we can share patient data and manage all aspects of the patient relationship, while allowing us to efficiently expand our reach.

(v)	We focus on deliberate growth. We focus on, and want to continue, growing organically by optimizing assets and concentrating capacity usage towards higher complexity in an optimal manner. Our deliberate growth is also reflected in the strategy, “land, expand and integrate,” which we implement when we enter a new market. Through this strategy, we focus on targets that result in the acquisition of significant market share, providing us with many benefits, among them bargaining power with suppliers and insurance companies. We have leveraged this strategy to enter key cities in Colombia and Mexico and will seek to leverage it in the future to continue our deliberate growth. While integrating the operations of the facilities and healthcare plans we acquire comes with its challenges, we seek to leverage our experience in prior acquisitions to further our goal of growing inorganically in our geographies.

(vi)	Our operations rest on the solid foundation of our organizational culture, as all we achieve depends on our strongest asset: our people. Every person at Auna embodies our principles of caring for patients, families, members and staff; transforming healthcare in our region; being passionate about human-centeredness and excellence; and we believe surprising with a superb and seamless healthcare experience. These cultural principles contribute to our institutional excellence in the pursuit of the best possible outcomes, which the reputation of our brands and the success of our business depend on.

This combination of mission, values and practices put in place within our organization is what truly defines the Auna Way. See “Risk Factors” in our annual report in Form 20-F for the year ended December 31, 2024 for the risks and challenges we face as we operate in pursuit of the Auna Way.

Segment Reporting

Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. We have determined that our reportable segments are: (i) Oncosalud Peru, (ii) Healthcare Services in Peru, (iii) Healthcare Services in Colombia and (iv) Healthcare Services in Mexico. Our Oncosalud Peru segment consists of our prepaid healthcare plans and oncology services provided at our Oncosalud Peru segment facilities, including services provided under our prepaid plans and third-party healthcare plans and paid for out-of-pocket by our patients. Our Healthcare Services in Peru segment consists of healthcare services provided at any of our facilities in Peru other than those in the Oncosalud network. Oncosalud Peru is a payer to Healthcare Services in Peru, as are other third-party payers, for oncology and general healthcare services provided to it by our Healthcare Services in Peru segment, and the cost of such services are reflected as a cost to our Oncosalud Peru segment and a revenue to our Healthcare Services in Peru segment in our segment reporting. Our Healthcare Services in Colombia segment consists of healthcare services provided at any of our facilities in Colombia. Our Healthcare Services in Mexico segment consists of healthcare services provided at any of our facilities in Mexico and dental and vision insurance plans. In connection with our acquisition of Grupo OCA in October 2022, we added the Healthcare Services in Mexico segment to our reportable segments beginning with the fourth quarter of 2022. The accounting policies we follow for these segments are the same as those for the Company on a consolidated basis.

Factors Affecting Our Results of Operations

We believe that the most significant factors affecting our results of operations include:

•	Utilization and Mix of Healthcare Services. One of the most important factors affecting our financial condition and results is the rate of utilization of the healthcare services provided to our patients, including the number of outpatient consultations, emergency services, surgeries and hospitalizations that we provide in a period, as well as our ability to adequately cross-sell complementary services such as pharmaceutical, diagnostic imaging and clinical laboratory services. We calculate utilization as (i) (x) the total number of days in which any of our beds had a hospitalized patient during the period divided by (y) the total number of beds, times (ii) the total number of days during the period. Our utilization rates are also affected by the number of third-party payers for which our facilities are considered in network. As the number of third-party payers for which we are in network for increases, so does our patient population and consequently our utilization rates. As our utilization rates increase, so does our revenue and our margins because it allows us to increase our economies of scale, as our asset base is largely a fixed cost. Likewise, if utilization rates decrease, so do our margins, and because a portion of our costs are essentially fixed, higher utilization rates drive higher margins in our business. The mix of healthcare services provided in a period also impacts our revenue, as we derive higher revenue from high complexity procedures, such as complex surgeries, rather than lower complexity procedures.

•	Acquisitions. Since 2019, we have completed six acquisitions, including the acquisition of a controlling stake in Clínica Portoazul in Barranquilla, Colombia in September 2020, the acquisitions of OncoGenomics and Posac in October 2021, the acquisition of 70% of the shares of IMAT Oncomédica in Montería, Colombia in April 2022, the acquisition of Grupo OCA in Monterrey, Mexico in October 2022 and the acquisition of Dentegra in Mexico in February 2023. The results of each entity have been consolidated into our results of operations from their respective dates of acquisition, which may affect comparability of our results period-to-period. A substantial majority of our revenue growth since 2019 is attributable to acquisitions.

•	Growth of Oncosalud Products and Membership and Balanced Age Demographic. Increasing the total number of Oncosalud products and plan members is vital for the continued growth of our business. As we increase our plan member population, the rate of cancer and other disease incidence among our plan members generally stays steady or increases at a stable pace. Through new plan members, we obtain additional resources to treat our plan members that are diagnosed with cancer and other diseases and are able to spread the costs of treatment across a larger population, while also increase our profitability. In addition, we seek to maintain a balanced age demographic in our member population. Younger patients pay lower plan rates, which tends to lower our average revenue per plan member, but their likelihood of being diagnosed with cancer and other diseases is significantly lower, which reduces our expected average medical cost per plan member in any given period. Additionally, expected lifetime revenue is greater for younger plan members. As of June 30, 2025, the average age of our oncology plan members was 36.6 years, and the average age of our general healthcare plan members was 35.7 years. Keeping a balanced mix of younger and older patients helps us manage our revenue and costs.

•	Medical Inflation. Our financial condition and results are driven by our ability to (i) control the costs of providing healthcare services, including oncology services, (ii) appropriately price healthcare plans in our Oncosalud Peru segment and dental and vision plans in our Healthcare Services in our Mexico segment and (iii) pricing strategies in our healthcare networks. Our strong reputation in the market also depends on our having access to the newest technologies and medicines to diagnose and treat our patients, all of which can be expensive, and therefore places upward pressure on our costs. Moreover, we face significant competition for qualified medical personnel in Mexico, Peru and Colombia, which may require us to increase salaries and other benefits provided to our personnel. If we are unable to continue providing care while managing these cost increases, our operating profit could decline or we may be required to pass these cost increases onto our payers via the pricing of our products and services, which could make our products and services less attractive, and also impact our profitability. We continually focus on balancing the pressures of medical inflation with the benefits of providing the best quality healthcare services at affordable prices in order to continue to build the strength of our brands, which helps us grow our revenues and manage our costs.

•	Expansion of Our Network. Our ability to expand our network of healthcare facilities is one of the most important factors affecting our results of operation and financial condition. Historically, our business growth has been primarily driven by planning and building new hospitals or expanding existing hospitals and by acquiring new hospitals from third parties, and we expect these activities to continue to be key drivers for our future growth. Each additional facility that we develop or acquire increases the number of patient cases treated in our network and contributes to our continued revenue growth. However, building new hospitals requires several years of capital expenditures and ramp up of operations prior to a facility becoming profitable, and it takes time and resources to integrate new hospitals acquired from third parties into our existing networks.

•	Foreign Exchange Rates. Our presentation currency is the Peruvian sol, and therefore we present our consolidated financial information in Peruvian soles. The functional currency of our operations is associated with the countries in which we operate. During the six-month period ended June 30, 2025, we generated 24.1%, 44.1% and 31.9% of our revenue in Mexican pesos, Peruvian soles and Colombian pesos, respectively. This generates an exchange rate risk due to the possibility that the depreciation of the Mexican peso or Colombian peso against the Peruvian sol, which is our reporting currency, may cause the results of the applicable subsidiaries to be reduced once converted into Peruvian soles and therefore, impact our consolidated results. In addition, a significant portion of our debt is U.S. dollar-denominated. Although we have entered into hedging arrangements with respect to all of our material U.S. dollar-denominated debt and throughout the three countries where we operate, we recognize gains and losses from this debt and the related hedging instruments resulting from exchange rate differences between Mexican pesos, Peruvian soles, Colombian pesos and U.S. dollars in profit or loss, depending on the net liability position in a foreign currency other than the functional currency in each country in which we operate.

Components of Our Results of Operations

Total Revenue from Contracts with Customers

Total revenue from contracts with customers. We generate revenue from (i) the sale of healthcare services, which occurs in all of our segments, (ii) the sale of medicines, which also occurs in all of our segments, (iii) insurance revenue on our healthcare plans in our Oncosalud Peru segment and (iv) insurance revenue earned on our dental and vision insurance plans in our Healthcare Services in Mexico segment.

Healthcare services. The revenue we generate from the sale of healthcare services is recognized as services rendered to our patients and includes amounts related to the services provided as well as the products and supplies used in providing such services. The price of healthcare services is determined by the rates set forth in reimbursement arrangements that we have with individual healthcare providers for patients that have healthcare coverage or by reference to our standard rates for patients that do not have healthcare coverage and are generally paying out-of-pocket.

Sales of medicines. The revenue we generate from the sale of medicines is recognized when medicines are provided to our customers and in cases when our patients are hospitalized, when medicines are administered to them.

Healthcare plans in Peru. We sell prepaid healthcare plans in Peru to plan members for one-year terms, which are automatically renewed and adjusted for price increases at the end of the term, unless terminated by either party. Most of our plan members make payments pursuant to these plans on a monthly basis, while a smaller percentage of them make payments on an annual basis. The insurance revenue we receive from the sales of healthcare plans is recognized as revenue proportionally during the period in which a patient is entitled to healthcare services under his or her plan. Insurance revenue related to the unexpired contractual coverage period under a healthcare plan is recognized in the accompanying statement of financial position as unearned insurance revenue reserve.

Healthcare plans in Mexico. We started selling oncological insurance plans in Mexico in 2024, under the same insurance company of our dental and vision plans “Dentegra.”

Dental and vision plans. We sell dental and vision insurance plans in Mexico. Most of our plan members make payments pursuant to these plans on a monthly basis. The insurance revenue we receive from the sales of dental and vision insurance plans are recognized when they are contracted by the insured. Insurance revenue related to the unexpired contractual coverage period under a dental and vision insurance plan is recognized in the accompanying balance sheet as part of reserves.

Cost of Sales and Services and Gross Profit

Cost of sales and services. Our cost of sales and services is primarily comprised of costs incurred in providing healthcare services, including the cost of medicines; personnel expenses for medical staff; medical consultation fees;

surgery fees; depreciation of medical equipment; depreciation of buildings and facilities; amortization of software; cost of services provided by third parties, primarily lease payments to third parties for certain of our facilities, service and repair costs at our facilities, custodial and cleaning services and utilities; cost of room services for inpatients; cost of clinical laboratories; technical reserves for healthcare services; and cost of services provided by dental and vision healthcare providers for services rendered to our dental and vision members.

Gross profit. Our gross profit is the difference between the revenue generated by the sale of our healthcare and insurance plans, healthcare services and medicines and the cost of sales and services.

Operating Expenses, Loss for Impairment of Trade Receivables, Other Expenses and Other Income

Selling expenses. Our selling expenses include personnel expenses for our dedicated sales and marketing team; cost of services provided by third parties, primarily sales commissions paid to brokers, call centers and other third parties that assist with our sales efforts, as well as advertising costs; and other management charges, such as office rental for our sales team, advisory fees for market studies and sales team recruiting fees.

Administrative expenses. Administrative expenses consist primarily of costs incurred at the administrative level at each of our facilities, including personnel expenses for administrative staff; cost of services provided by third parties, primarily advisory and consulting fees and lease payments to third parties for office space; depreciation, primarily of buildings and facilities; amortization of intangibles, such as IT and software; various other administrative expenses, such as insurance; and tax expenses. We also allocate a portion of administrative expenses at the corporate level to each of our operating segments.

Loss for impairment of trade receivables. Loss for impairment of trade receivables consists of the estimate for impairment of trade receivables. This estimate generally consists of provisions for services to patients who, after a certain period of time and in accordance with our impairment policy, do not pay for those services provided, either by themselves or through insurance companies. We calculate the estimate for impairment of trade receivables using an expected loss model whereby we estimate expected losses on our trade receivables based on our historical experience of impairment and other circumstances known at the time of assessment in accordance with IFRS 9.

Financial Instruments. We record a gain for impairment of trade receivables for any recovery we make in excess of our estimated losses on trade receivables during the same period. The amount of the provision made for impairment of trade receivables is written off from the balance account when there is no expectation of cash recovery.

Other expenses. Other expenses consist of the change in fair value of assets held for sale and the loss on sale of intangible assets.

Other income. Other income consists of (i) rental income from property owned and rented by us for investment purposes, (ii) the parking fees we charge those who park in the parking lots at our facilities, (iii) the increase in fair value of our investment properties, (iv) rental income from property owned and rented by us for use by medical professionals in our Healthcare Services in Mexico segment and (v) any recovery receivables that were registered as uncollectable by acquired entities before being consolidated into our results.

Net Finance Cost

Finance income and finance cost consist of interest income, interest expense, net gain (loss) on financial assets, foreign currency gain (loss) on financial assets and financial liabilities and the reclassification of net gains (losses) on instruments used to hedge interest rate and foreign currency exchange rate risk previously recognized in other comprehensive income.

Income Tax Expense

Income tax expense consists of taxes on income generated during the period. The current statutory income tax rates are 29.5% in Peru, 30.0% in Mexico and 35.0% in Colombia, calculated based on taxable income. Reconciliation of income tax effective rate to statutory tax rate considers the following effects: (i) non-deductible expenses, (ii) tax rates of a subsidiary abroad, (iii) tax losses for which deferred tax asset was not recognized and (iv) annual adjustment for inflation in Mexico, Peru and Colombia, among others.

In Colombia, the latest tax reform introduced a minimum tax rate of 15% calculated based on profits minus certain deductions. If the effective tax rate is less than 15%, taxpayers are obliged to add their income tax up to this limit.

Results of Operations

We have derived the information included in the following discussion from our unaudited interim condensed consolidated financial statements included in Exhibit 99.1 of our report on Form 6-K/A which was furnished to the SEC on October 28, 2025. You should read this discussion along with such financial statements.

Six-Month Period Ended June 30, 2025 Compared to Six-Month Period Ended June 30, 2024

The following table summarizes our results of operations for the six-month period ended June 30, 2025 and 2024:

	Six-Month Period Ended June 30,				% Change
	2025		2024		2025 vs. 2024
	(in millions of soles)
Revenue
Insurance revenue	S/	552.2	S/	508.5	8.6%
Health care services revenue		1,419.1		1,535.3	(7.6)%
Sales of medicines		164.5		152.7	7.7%
Total Revenue from contracts with customers		2,135.8		2,196.5	(2.8)%
Cost of sales and services		(1,319.8)		(1,354.8)	(2.6)%
Gross profit		816.0		841.8	(3.1)%
Selling expenses		(107.8)		(100.9)	6.8%
Administrative expenses		(390.6)		(392.5)	(0.5)%
Loss for impairment of trade receivables		(23.3)		(2.8)	732.1%
Other income		21.3		19.1	11.5%
Operating profit		315.5		364.6	(13.5)%
Finance income		11.1		12.4	(10.5)%
Finance income from exchange difference		105.5		—	—
Finance costs		(243.5)		(315.9)	(22.9)%
Finance costs from exchange difference		—		(46.6)	—
Net finance cost		(126.9)		(350.1)	(63.8)%
Share of profit of equity-accounted investees		5.2		4.5	15.6%
Income (loss) before tax		193.8		19.1	914.7%
Income tax expense		(71.8)		(19.5)	268.2%
Profit (loss) for the period	S/	122.0	S/	(0.4)	(30,600.0)%

Revenue

	Six-Month Period Ended June 30,				% Change
	2025		2024		2025 vs. 2024
	(in millions of soles)
Total revenue from contracts with customers
Oncosalud Peru	S/	566.8	S/	522.0	8.6%
Healthcare Services in Peru		532.4		495.9	7.4%
Healthcare Services in Colombia		685.0		726.5	(5.7)%
Healthcare Services in Mexico		516.5		610.8	(15.4)%
Holding and Eliminations		(165.0)		(158.7)	4.0%
Total	S/	2,135.8	S/	2,196.5	(2.8)%

Our total revenue from contracts with customers was S/2,135.8 million for the six-month period ended June 30, 2025, representing a decrease of S/60.7 million, or 2.8%, from S/2,196.5 million for the six-month period ended

June 30, 2024. This decrease was primarily attributed to the depreciation of the Mexican peso and the Colombian peso against the sol, which accounted for a S/157.0 million decrease, partially offset by higher membership in Oncosalud Peru and increasing demand and pricing in healthcare services across Peru, Colombia, and Mexico. On a FX Neutral basis, our total revenue from contracts with customers increased by S/96.3 million, or 4.7%, for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024.

Revenue from our Oncosalud Peru segment was S/566.8 million for the six-month period ended June 30, 2025, representing an increase of S/44.8 million, or 8.6%, from S/522.0 million for the six-month period ended June 30, 2024. This increase was primarily driven by a 9.9% net increase in the average number of Oncosalud plan members, which contributed S/38.5 million, and by a 1.6% increase in average monthly revenue per plan member, which contributed S/6.3 million.

Revenue from our Healthcare Services in Peru segment was S/532.4 million for the six-month period ended June 30, 2025, representing an increase of S/36.5 million, or 7.4%, from S/495.9 million for the six-month period ended June 30, 2024. This increase was primarily driven by (i) an increase in utilization of beds of 1.0%, and (ii) an increase in the number of surgeries by 5.9%.

Revenue from our Healthcare Services in Colombia segment was S/685.0 million for the six-month period ended June 30, 2025, representing a decrease of S/41.5 million, or 5.7%, from S/726.5 million for the six-month period ended June 30, 2024. This decrease resulted primarily attributed to an 8.2% depreciation of the Colombian peso against the sol which accounted for a S/59.6 million decrease, partially offset by an increase in revenue driven by the gradual implementation of risk-sharing models in Antioquia, including breast cancer chemotherapy and cardiology. On a FX Neutral basis, our revenue from our Healthcare Services in Colombia segment increased by S/18.1 million, or 2.7%, for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024.

Revenue from our Healthcare Services in Mexico segment was S/516.5 million for the six-month period ended June 30, 2025, representing a decrease of S/94.3 million, or 15.4%, from S/610.8 million for the six-month period ended June 30, 2024. This decrease primarily resulted from a 15.9% depreciation of the Mexican peso against the sol which accounted for a S/97.4 million, partially offset by higher average tickets for surgery and emergency treatments. On a FX Neutral basis, our revenue from our Healthcare Services in Mexico segment increased by S/3.1 million, or 0.6%, for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024.

Cost of Sales and Services

	Six-Month Period Ended June 30,		% Change
	2025	2024	2025 vs. 2024
	(in millions of soles)
Cost of Sales and Services
Oncosalud Peru	300.1	293.9	2.1%
Healthcare Services in Peru	370.6	350.7	5.7%
Healthcare Services in Colombia	498.9	533.0	(6.4)%
Healthcare Services in Mexico	312.7	334.8	(6.6)%
Holding and Eliminations	(162.4)	(157.7)	3.0%
Total	1,319.8	1,354.8	(2.6)%

Our total cost of sales and services was S/1,319.8 million for the six-month period ended June 30, 2025, representing a decrease of S/35.0 million, or 2.6%, from S/1,354.8 million for the six-month period ended June 30, 2024. This decrease was mainly driven by the depreciation of the Mexican peso and Colombian peso which combined accounted for a S/97.1 million decrease, partially offset by increases in cost of sales and services in our Oncosalud Peru and Healthcare Services in Peru segments. On a FX Neutral basis, our total cost of sales and services increased by S/62.1 million, or 4.9%, for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024.

In our Oncosalud Peru segment, cost of sales and services was S/300.1 million for the six-month period ended June 30, 2025, representing an increase of S/6.1 million or 2.1% from S/293.9 million for the six-month period ended June 30, 2024. This variation was mainly explained by higher purchases of medicines aligned to the increase of patients in the segment, amounting to S/6.5 million, partially offset by a reduction of S/0.4 million in private health insurance expenses for employees.

In our Healthcare Services in Peru segment, cost of sales and services was S/370.6 million for the six-month period ended June 30, 2025, representing an increase of S/19.9 million, or 5.7%, from S/350.7 million for the same period in 2024. This increase was mainly attributable to S/12.1 million in higher variable costs such as medicines, medical materials and other services, all related to the increase in revenue previously mentioned.

For our Healthcare Services in Colombia segment, cost of sales and services was S/498.9 million for the six-month period ended June 30, 2025, representing a decrease of S/34.2 million, or 6.4%, from S/533.0 million for the six-month period ended June 30, 2024. This decrease resulted primarily from an 8.2% depreciation of the Colombian peso against the sol which accounted for a S/43.7 million decrease, partially offset by an increase in variable costs such as payroll, additional services and laboratory, and third-party expenses, associated with the increase in revenue previously mentioned. On a FX Neutral basis, our cost of sales for our Healthcare Services in Colombia segment increased by S/9.6 million, or 2.0%, for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024.

In our Healthcare Services in Mexico segment, cost of sales and services was S/312.7 million for the six-month period ended June 30, 2025, representing a reduction of S/22.1 million, or 6.6%, from S/334.8 million for the six-month period ended June 30, 2024. This decrease resulted primarily from a 15.9% depreciation of the Mexican peso against the sol which accounted for a S/53.4 million decrease, partially offset by an initial bonus payment made to oncology doctors that recently incorporated to Mexico hospitals. On a FX Neutral basis, our cost of sales for our Healthcare Services in Mexico segment increased by S/31.3 million, or 11.1%, for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024.

Gross Profit and Gross Margin

For the foregoing reasons, our gross profit was S/816.0 million for the six-month period ended June 30, 2025, representing a decrease of S/25.7 million, or 3.1%, from S/841.8 million for the six-month period ended June 30, 2024. Our gross margin for the six-month period ended June 30, 2025 was 38.2%. By segment, our gross margin was 47.1% in Oncosalud Peru, 30.4% in Healthcare Services in Peru, 27.2% in Healthcare Services in Colombia and 39.5% in Healthcare Services in Mexico. Overall, our gross margin decreased by 0.1% for the six-month period ended June 30, 2025 from 38.3% for the six-month period ended June 30, 2024.

Selling Expenses

Our total selling expenses were S/107.8 million for the six-month period ended June 30, 2025, representing an increase of S/6.9 million, or 6.9%, from S/100.9 million for the six-month period ended June 30, 2024. This increase was driven primarily by (i) an increase of S/10.0 million in Peru, (ii) a decrease of S/0.6 million in Colombia, (iii) a decrease of S/1.0 million in Mexico and (iv) the depreciation of the Mexican peso and Colombian peso against the sol which impacted negatively in S/0.9 million and S/0.3 million, respectively. On a FX Neutral basis, our total selling expenses increased by S/8.1 million, or 8.1%, for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024.

In our Oncosalud Peru segment, selling expenses were S/91.4 million for the six-month period ended June 30, 2025, representing an increase of S/10.2 million, or 12.5%, from S/81.2 million for the six-month period ended June 30, 2024. This increase was mainly explained by (i) S/6.8 million in higher sales commissions, (ii) higher advertising expenses of S/2.1 million and (iii) an additional S/1.2 million in employee profit sharing.

In our Healthcare Services in Peru segment, selling expenses were S/10.0 million for the six-month period ended June 30, 2025, representing a decrease of S/0.2 million, or 2.1%, from S/10.2 million for the six-month period ended June 30, 2024. The decrease was mainly explained by lower advertising expenses of S/0.4 million, partially offset by higher credit card commission expenses of S/0.1 million.

In our Healthcare Services in Colombia segment, selling expenses were S/2.7 million for the six-month period ended June 30, 2025, representing a decrease of S/0.6 million, or 18.2%, from S/3.3 million for the six-month period ended June 30, 2024. This decrease resulted primarily from (i) a reduction of S/0.4 million in third-party expenses in promotion and advertising and (ii) an 8.2% depreciation of the Colombian peso against the sol which accounted for a S/0.3 million decrease. On a FX Neutral basis, our selling expenses for our Healthcare Services in Colombia segment decreased by S/0.4 million, or 12.2%, for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024.

In our Healthcare Services in Mexico segment, selling expenses were S/4.7 million for the six-month period ended June 30, 2025, representing a decrease of S/1.0 million, or 17.5%, from S/5.7 million for the six-month period ended June 30, 2024. This decrease resulted primarily from a 15.9% depreciation of the Mexican peso against the sol which accounted for a decrease of S/0.9 million. On a FX Neutral basis, our selling expenses for our Healthcare Services in Mexico segment for the six-month period ended June 30, 2025 were in line with the six-month period ended June 30, 2024.

Administrative Expenses

Our total administrative expenses were S/390.6 million for the six-month period ended June 30, 2025, representing a decrease of S/1.9 million, or 0.5%, from S/392.5 million for the six-month period ended June 30, 2024. This decrease resulted primarily from an 8.2% depreciation of the Colombian peso against the sol and a 15.9% depreciation of the Mexican peso against the sol which combined resulted on a S/30.1 million decrease, partially offset by a S/14.8 million increase in our Oncosalud Peru and Healthcare Services in Peru segments. On a FX Neutral basis, our total administrative expenses increased by S/28.2 million, or 7.8%, for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024.

For our Oncosalud Peru segment, administrative expenses were S/74.2 million for the six-month period ended June 30, 2025, representing an increase of S/4.7 million, or 6.8%, from S/69.5 million for the six-month period ended June 30, 2024. The increase was mainly explained by (i) a S/1.2 million increase in employee profit-sharing, (ii) additional advisory services related to healthcare services of S/0.6 million, and (iii) higher external services expenses of S/0.7 million, mainly related to support and facility services.

For our Healthcare Services in Peru segment, administrative expenses were S/94.1 million for the six-month period ended June 30, 2025, representing an increase of S/10.1 million, or 12.1%, from S/84.0 million for the six-month period ended June 30, 2024. This increase was mainly explained by (i) higher personnel expenses of S/4.1 million, (ii) additional corporate expenses of S/1.9 million, (iii) higher maintenance expenses of S/1.3 million, and (iv) an increase of S/0.5 million in legal and consulting advisory fees.

For our Healthcare Services in Colombia segment, administrative expenses were S/101.5 million for the six-month period ended June 30, 2025, representing a decrease of S/5.0 million, or 4.7%, from S/106.5 million for the six-month period ended June 30, 2024. This decrease resulted primarily from an 8.2% depreciation of the Colombian peso against the sol which resulted on a S/8.7 million decrease, partially offset by (i) an increase in personnel expenses of S/1.5 million, and (ii) an additional S/1.6 million in other administrative expenses, primarily related to general services and insurance. On a FX Neutral basis, our administrative expenses in our Healthcare Services in Colombia segment increased by S/3.7 million, or 3.8%, for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024.

For our Healthcare Services in Mexico segment, administrative expenses were S/115.5 million for the six-month period ended June 30, 2025, representing a decrease of S/18.4 million, or 13.7%, from S/133.9 million for the six-month period ended June 30, 2024. This decrease resulted primarily from a 15.9% depreciation of the Mexican peso against the sol which resulted on a S/21.4 million decrease, partially offset by higher consulting services of S/3.8 million as compared to the same period of 2024. On a FX Neutral basis, our administrative expenses in our Healthcare Services in Mexico segment increased by S/3.0 million, or 2.6%, for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024.

Loss (Reversal) for Impairment of Trade Receivables

Loss for impairment of trade receivables was S/23.3 million for the six-month period ended June 30, 2025, representing an increase of S/20.5 million, from S/2.8 million for the six-month period ended June 30, 2024.

For our Oncosalud Peru segment, loss for impairment of trade receivables was S/1.1 million for the six-month period ended June 30, 2025, compared to a gain of S/0.1 million for the six-month period ended June 30, 2024, representing an increase of S/1.2 million. This increase was mainly attributable to delayed payments of account receivables from third-party insurance providers.

For our Healthcare Services in Peru segment, loss for impairment of trade receivables was S/9.6 million for the six-month period ended June 30, 2025, compared to a reversal of S/0.4 million for the six-month period ended June 30, 2024, representing a negative variation of S/10.1 million. This increase was mainly attributable to delayed payments of account receivables from third-party insurance providers.

For our Healthcare Services in Colombia segment, loss for impairment of trade receivables was S/11.7 million for the six-month period ended June 30, 2025, representing an increase of S/8.7 million, from S/3.0 million loss for impairment of trade receivables for the six-month period ended June 30, 2024. This increase was mainly attributable to delayed payments of account receivables from third-party insurance providers.

For our Healthcare Services in Mexico segment, loss for impairment of trade receivables was S/0.9 million for the six-month period ended June 30, 2025, representing an increase of S/0.5 million from a S/0.4 million loss for the six-month period ended June 30, 2024. This increase was mainly attributable to delayed payments of account receivables from third-party insurance providers and the Mexican government.

Other Income

Other income was S/21.3 million for the six-month period ended June 30, 2025, representing an increase of S/2.3 million, or 12.0%, from S/19.1 million for the six-month period ended June 30, 2024. This increase was attributable to higher revenues from ancillary services such as parking, coffee shops, and portfolio recoveries in Colombia, partially offset by a 15.9% depreciation of the Mexican peso against the sol. On a FX Neutral basis, our other income increased by S/4.5 million, or 26.5%, for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024.

In our Oncosalud Peru segment, other income was S/7.4 million for the six-month period ended June 30, 2025, representing an increase of S/0.7 million, or 10.4%, from S/6.7 million for the six-month period ended June 30, 2024. The variation was mainly explained by higher royalty income of S/1.0 million, partially offset by a reduction of S/0.2 million in management-related income.

In our Healthcare Services in Peru segment, other income was S/3.6 million for the six-month period ended June 30, 2025, representing an increase of S/0.3 million or 9.1% from S/3.3 million for the six-month period ended June 30, 2024. This increase was mainly explained by higher rental income from buildings of S/0.1 million and an additional S/0.1 million from insurance claims.

In our Healthcare Services in Colombia segment, other income was S/5.6 million for the six-month period ended June 30, 2025, representing an increase of S/2.9 million, or 103.6%, from S/2.8 million for the six-month period ended June 30, 2024. This increase was primarily attributable to portfolio recoveries impaired in 2024 in the operations of Monteria, Barranquilla and Antioquia.

In our Healthcare Services in Mexico segment, other income was S/11.4 million for the six-month period ended June 30, 2025, representing a decrease of S/1.1 million, or 8.9%, from S/12.4 million for the six-month period ended June 30, 2024. This decrease was primarily attributable to a 15.9% Mexican peso depreciation against the sol, partially offset by a 4.6% increase in real estate rent, a 32.3% increase in assets write-off and a 22.2% increase in other income. On a FX Neutral basis, our other income in our Healthcare Services in Mexico segment increased by S/0.9 million, or 8.6%, for the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024.

Operating Profit

	Six-Month Period Ended June 30,		% Change
	2025	2024	2025 vs. 2024
	(in millions of soles)
Operating Profit
Oncosalud Peru	107.4	84.1	27.7%
Healthcare Services in Peru	51.6	54.8	(5.8)%
Healthcare Services in Colombia	76.0	83.4	(8.9)%
Healthcare Services in Mexico	94.1	148.4	(36.6)%
Holding and Eliminations	(13.6)	(6.2)	119.4%
Total	315.5	364.6	(13.5)%

For the foregoing reasons, our operating profit was S/315.5 million for the six-month period ended June 30, 2025, representing a decrease of S/49 million, or 13.5%, from S/364.6 million for the six-month period ended June 30, 2024.

Net Finance Cost

Finance income was S/116.6 million for the six-month period ended June 30, 2025, representing an increase of S/101.3 million, or 661.2%, from S/15.3 million for the six-month period ended June 30, 2024.  This increase was primarily attributable to a positive net foreign exchange effect of S/105.5 million recorded as finance income in 2025 as compared to the negative net foreign exchange effect of S/49.5 million recorded as finance cost in 2024.

Finance cost was S/243.5 million for the six-month period ended June 30, 2025, representing a decrease of S/72.4 million, or 22.9%, from S/315.9 million for the six-month period ended June 30, 2024. This decrease was primarily attributable to (i) a S/31.3 million negative net foreign exchange effect due to the Mexican peso and Colombian peso depreciation against the sol, (ii) a S/42.8 million decrease in financial expenses in Mexico, (iii) a S/6.6 million decrease in financial expenses in Colombia, all partially offset by (i) a S/26.5 million increase in financial expenses in Peru which includes S/5.5 million in withholding tax, and (ii) S/19.3 million in intercompany interest expense.

Income Tax Expense

We recognized income tax expense of S/71.8 million for the six-month period ended June 30, 2025, representing an increase of S/52.4 million, or 269.0%, from an income tax expense of S/19.5 million for the six-month period ended June 30, 2024. This represented an effective tax rate of 37.1% and 102.2 % for the six-month periods June 30, 2025 and 2024, respectively. The effective tax rate for the six-month period ended June 30, 2025 was mainly impacted by deferred taxes recognized aligned to tax planning in Holding, Auna Mexico, and Auna Lux offices.

Profit (Loss) for the Period

For the foregoing reasons, profit (loss) for the six-month period ended June 30, 2025, was a profit of S/122.0 million, compared to a loss of S/0.4 million for the six-month period ended June 30, 2024, reflecting a positive variation of S/122.4 million.

Liquidity and Capital Resources

Our financial condition and liquidity is, and will continue to be, influenced by a variety of factors, including (i) our ability to generate cash flows from our operations; (ii) the level of outstanding indebtedness and the interest payable on this indebtedness; and (iii) our capital expenditure requirements.

Overview

Our primary source of liquidity is our operating cash flow from insurance revenue on healthcare plans and the sale of healthcare services and medicines. Our healthcare plans are prepaid plans for one-year terms pursuant to which plan members typically pay us a fixed amount per month over the course of a year, while a smaller percentage of them make payments on an annual basis. Our dental and vision plans are insurance plans pursuant to which plan members typically pay us a fixed amount per month over the course of a year. During the six-month period ended June 30, 2025, in the Healthcare Services in Peru segment, 47.1% of payments in our healthcare services business came from third-party insurance and institutional providers, including the Peruvian government, 23.9% are payments made by the Oncosalud segment and 29.1% were paid out-of-pocket by our patients, including co-payments and non-covered expenses. In the Healthcare Services in Colombia segment, 95.5% of payments came from third-party insurance and institutional providers, including the amounts transferred by ADRES directly, and 4.5% were paid out-of-pocket by our patients, including co-payments and non-covered expenses. In our Healthcare Services in Mexico segment, 91.6% of payments came from third-party insurance and institutional providers, including the Mexican government, and 8.4% were paid out-of-pocket by our patients, including co-payments and non-covered expenses. Our accounts receivable for payments from the third-party insurance and institutional providers previously mentioned are typically collected on an average of 43 days in Mexico, 153 days in Peru and 168 days in Colombia; this average is calculated from the average billed revenue and accounts receivables of third-party insurance and institutional providers of each segment, during the six-month period ended June 30, 2025. The average collection days in each country, including out-of-pocket revenue and accounts receivables are 41 days in Mexico, 53 days in Peru and 166 days in Colombia; this average is calculated from the average total billed revenue and accounts receivables of each segment, during the six-month period ended June 30, 2025.

As of June 30, 2025, our cash and cash equivalents were S/174.7 million, the lower cash used in financing and investing activities during the six-month period ended June 30, 2025 offset the lower cash generated from operating activities during the same period. See “Risk Factors—Risks Relating to Our Business—We may not have sufficient funds to settle current liabilities and as a result we may continue to have negative working capital from time to time” in our annual report in Form 20-F for the year ended December 31, 2024.

We believe that our available cash and cash equivalents and cash flows expected to be generated from operations and borrowings available to us under our revolving credit lines will be adequate to satisfy our capital expenditure and liquidity needs for the foreseeable future. Our principal economic activities provide predictable cash flows, as they consist primarily of the sale of prepaid plans that have monthly prepayments agreed for one-year terms or annual payments that are automatically renewed unless canceled by the plan members, and the provision of healthcare services, for which we are reimbursed by third-party healthcare providers under agreements that typically also have one-year terms and automatically renew each year, unless renegotiated. Given the predictability of these cash flows, we can operate with negative working capital.

We continually evaluate additional alternatives to further improve our capital structure by increasing our cash balances and/or reducing or refinancing a portion of our indebtedness. These alternatives may include potential public or private equity or debt financings. If additional funds are obtained by issuing equity securities, our existing stockholders could be diluted. We can give no assurances that we will be able to obtain additional financing on terms acceptable to us, or at all.

Our ability to expand and grow our business in accordance with management’s current plans and to meet our long-term capital requirements will depend on many factors, including those mentioned above. To the extent we pursue one or more significant strategic acquisitions, we may be required to incur additional debt or sell additional equity to finance those acquisitions.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Six-Month Period Ended June 30,
	2025	2024
	(in millions of soles)
Net cash from operating activities	251.2	271.4
Net cash used in investing activities	(108.7)	(116.0)
Net cash used in financing activities	(208.8)	(232.2)
Net decrease in cash and cash equivalents	(66.3)	(76.8)
Cash and cash equivalents at beginning of period	235.7	241.1
Effect of movements in exchange rates on cash held	5.2	(6.7)
Cash and cash equivalents at end of period	174.7	157.7

Six-Month Period Ended June 30, 2025 Compared to Six-Month Period Ended June 30, 2024

Net cash from operating activities for the six-month period ended June 30, 2025 was S/251.2 million compared to S/271.4 million for the six-month period ended June 30, 2024, a decrease of S/20.2 million. This decrease was primarily due to (i) a lower cash conversion rate (defined as net cash from operating activities divided by total revenue) which fell from 12.4% to 11.8%, and resulted in a S/12.7 million reduction in cash as compared to the six-month period ended June 30, 2024, and (ii) a foreign exchange impact of S/7.5 million due to the depreciation of the Mexican peso and Colombian peso against the sol.

Net cash used in investing activities for the six-month period ended June 30, 2025 was S/108.7 million, compared to S/116.0 million for the six-month period ended June 30, 2024. This decrease was primarily due to a S/ 47.0 million payment for contingent consideration in Colombia in 2024, partially offset by (i) an increase in purchase of properties, furniture, equipment and intangibles amounting to S/25.4 million we made during the six-month period ended June 30, 2025 with a focus on maintenance, replacements and standardization improvements of our facilities and medical equipment and for software and other intangibles, and (ii) a S/20.5 million payment in connection with the acquisition of Grupo OCA.

Net cash used in financing activities for the six-month period ended June 30, 2025, was S/208.8 million, compared to net cash used in financing activities of S/232.2 million for the six-month period ended June 30, 2024. Net cash used in financing activities for the six-month period ended June 30, 2025 included S/219.5 million in interest and hedge premium payments, partially offset by S/14.2 million in net proceeds from payment of debts and financial obligations. The comparable 2024 period included S/264.4 million from interest and hedge premium payments, partially offset by net IPO proceeds of S/17.7 million and related refinancing activities, and S/14.5 million in net proceeds from a repayment of certain indebtedness and financial obligations.

Capital Expenditures

We define capital expenditures as the acquisition of intangible assets and property, furniture and equipment.

Our capital expenditures for the six-month period ended June 30, 2025 were S/71.8 million, 24.3% of which was for the acquisition of land, buildings and facilities, 33.7 % of which was for medical equipment, furniture and vehicles and 42.1% of which was for intangibles, mainly software.

Our capital expenditures for the six-month period ended June 30, 2024 were S/61.7 million, 32.1% of which was for the acquisition of land, buildings and facilities, 33.4% of which was for medical equipment, furniture and vehicles and 34.5% of which was for intangibles, mainly software.

For 2025, including the amounts already incurred during the first six months of the year, we have a capital expenditures budget of S/177.3 million, which we expect to use primarily for maintenance. We intend to finance these capital expenditures with a combination of cash from operations and additional indebtedness.

Contractual Obligations and Commitments

The following table presents information relating to our contractual obligations as of June 30, 2025:

	Total	Rentals with non-financial entities	Year 1	Year 2	Year 3	Year 4	Year 5	More than 6 years
	(in millions of soles)
Loans and borrowings(1)	3,573.8	0.0	597.5	320.7	505.8	746.5	1,354.5	48.6
Lease liabilities(1)	46.3	0.0	16.3	12.1	6.3	2.7	2.5	6.3
Operating leases(1)	82.3	82.3	0.0	0.0	0.0	0.0	0.0	0.0
Total	3,702.3	82.3	613.9	332.9	512.1	749.2	1,357.1	54.9

(1)	Excludes interest.

Non-IFRS Financial Measures

In addition to our financial information that has been prepared and presented in accordance with IFRS, this discussion includes financial measures defined as “non-IFRS financial measures” by the SEC, including FX Neutral because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

In addition, management and our board of directors use these non-IFRS financial measures to assess our financial performance and believe they are helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding the growth of our business. These are not measures of operating performance under IFRS and have limitations as analytical tools. You should not consider such measures either in isolation or as substitutes for analyzing our results as reported under IFRS. Additionally, our calculations of FX Neutral may be different from the calculations used by other companies for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies.

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the six months ended June 30, 2024 were calculated by multiplying the relevant as reported amount for such period by the average Mexican peso to sol exchange rate for the six months ended June 30, 2024 (MXN4.56 to S/1.00) and the average Colombian peso to sol exchange rate for the six months ended June 30, 2024 (COP1,044.97 to S/1.00) and then using such results to re-translate the corresponding amounts back to soles by dividing them by the average Mexican peso to sol (MXN5.42 to S/1.00) and Colombian peso to sol (COP1,138.34 to S/1.00) exchange rate for the six months ended June 30, 2025, so as to present what certain as reported amounts would have been had exchange rates remained stable from this past period until the six months ended June 30, 2025.